REXAM Airspray®

PRESS RELEASE

This is a joint press release issued by Airspray N.V., Rexam PLC and Rexam Plastics Nederland B.V. Not for release, publication or distribution, in whole or in part, in or into Australia, Canada, Italy and Japan. This announcement does not constitute an offer for ordinary shares in Airspray.

Alkmaar, London and Dongen, 22 March 2006

Rexam and Airspray reach agreement on the intended offer and get the go-ahead from the German federal cartel office

With reference to the joint press release dated 22 February 2006, Airspray N.V. ("Airspray"), Rexam PLC ("Rexam") and Rexam Plastics Nederland B.V. ("Offeror") jointly announce that they have subsequently reached agreement in respect of the Offeror's intended recommended public offer ("Offer") for all issued and outstanding ordinary shares in the capital of Airspray ("Airspray Share(s)") at an offer price of EUR 26.75 per Airspray Share ("Offer Price"), which Offer Price excludes the dividend of EUR 0.75 per Airspray Share that becomes payable for the financial year 2005.

Preparations of the intended Offer are well under way. The Offeror currently expects to make the Offer by making the offer memorandum available in the second half of April 2006.

The Works Council of Airspray has given a positive advice in respect of the intended Offer. The German Federal Cartel Office has granted clearance under the German antitrust laws to the acquisition of sole control of Airspray's business by the Offeror.

This announcement is a public announcement pursuant to articles 9b paragraph 1 and 9 g paragraph 1a of the Dutch Decree on the Supervision of the Securities Trade 1995 (*Besluit toezicht effectenverkeer 1995*).

This press release is also published in the Dutch language. In the event of any inconsistency, this English language version will prevail above the Dutch language version.

United States investors should be aware that the disclosure documents relating to the Offer would be prepared in accordance with Dutch disclosure requirements, format and style, all of which differ from those in the United States.

This press release is not intended to and does not constitute, or form part of, an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to purchase any securities, pursuant to the Offer or otherwise. If the Offer were to occur, the Offer would be made

solely by the offer memorandum and the accompanying form of acceptance, which would contain the full terms and conditions of the Offer, including details of how the Offer would be able to be accepted. The offer memorandum and the form of acceptance would be made available to all Airspray shareholders at no charge to them. If the Offer is made, Airspray shareholders are advised to read the offer memorandum and the form of acceptance when these documents are sent to them because they will contain important information.

Were the Offer to occur, its availability to Airspray shareholders not resident in the Netherlands or the United States may be affected by the laws of the relevant jurisdiction in which they are resident. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

Were the Offer to occur, it would not be made, directly or indirectly, in or into Canada, Australia, Italy or Japan and the Offer would not be capable of acceptance from or within Canada, Australia, Italy or Japan. Accordingly, copies of this press release are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from Canada, Australia, Italy or Japan and persons receiving this press release (including custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdictions.

Note for editors:

For further information please contact:

Airspray N.V.
Robert Brands, CEO telephone: +31 72 5414 666

Rexam PLC
Andrew Mills, Group Communications Director telephone: +44 20 7227 4100

Profile Airspray
Airspray is an important producer of high value-added, innovative dispensers with revenues in 2005 of EUR 46 million. It is the market leader in mechanical instant foam dispensers and sells its products to manufacturers of consumer products who include multinationals such as Procter & Gamble, Unilever, Colgate, L'Oréal, Henkel-Schwarzkopf and Johnson & Johnson. Currently, Airspray employs approximately 140 people. Airspray is a 'technology-driven' enterprise. During its 22 year existence, it has developed expertise in R&D, in bringing innovative dispensing solutions to mass production and in worldwide marketing. Airspray now has several dispenser types that all operate without gas propellants. Airspray has been listed on Euronext Amsterdam since 28 May 1998. For further information, visit Airspray's website at www.airspray.net.

Profile Rexam
Rexam is a leading global consumer packaging company and the largest beverage can maker in the world. Our vision is to be the leading global consumer packaging company. We are business partners to many of the world's most famous and successful consumer brands as well as young, entrepreneurial start-ups. We offer a broad range of packaging services and solutions for different industries, using different materials and technologies. We have some 22,000 people in more than 20 countries. Three things characterise us – leadership in our industry, our commitment to innovation and our passion to deliver exceptional value. Rexam has an ongoing turnover of approximately £3.2 billion and is a member of the FTSE 100. Rexam's ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the symbol REX. For further information, visit Rexam's web site at www.rexam.com.